January 6, 2011

VIA EDGAR (Correspondence Filing)

Ms. Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust (the “Registrant), File Nos. 333-122917, 811-21720.
Preliminary Proxy Statement on behalf of the EAS Genesis Fund and EAS Global Cycle Fund

Dear Ms. Cole:

On behalf of the Registrant, this letter responds to the comments you provided to Michael Barolsky with respect to the Registrant's preliminary proxy statement for the EAS Genesis Fund and EAS Global Cycle Fund (collectively, the “Funds”) to solicit shareholder approval of (i) a new advisory agreement with the Funds’ current investment adviser, following a change in control of the adviser; (ii) a sub-advisory agreement with CWM, LLC to serve as sub-adviser to the Funds; and (iii) the Funds’ reliance on a Manager-of-Managers order by the Securities and Exchange Commission for which the Funds will have applied prior to the filing of the definitive proxy statement principally for exemption from Section 15(a) of the Investment Company Act of 1940, as amended, to allow the Funds’ investment adviser to hire sub-advisers without shareholder approval.   Our responses to your comments are set forth below.

Comment 1:

Please confirm whether the investment adviser acts as such with respect to any other fund having a similar investment objective, identify and state the size of such other fund and the rate of the investment adviser's compensation.

Response:	The Registrant has confirmed to us that the investment adviser does not act as such with respect to any other fund having a similar investment objective as either of the Funds.
Comment 2:	Please confirm whether any commissions were paid to any Affiliated Brokers during the most recently completed fiscal year.
Response:	The Registrant has confirmed to us that no commissions were paid to any Affiliated Brokers during the most recently completed fiscal year.
Comment 3:	Please provide separate proxy cards for the shareholders of each Fund.
Response:	One proxy card per Fund will be provided to each shareholder of the Funds.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

799474.1